U.S. Securities and Exchange Commission	April 22, 2010

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Kevin Stertzel

RE:	McCormick & Company, Incorporated (the “Company”)

Form 10-K for Fiscal Year Ended November 30, 2009

Filed January 28, 2010

File No. 001-14920

Dear Mr. Stertzel:

We acknowledge receipt of the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 9, 2010 to the undersigned (the “Comment Letter”), with respect to the above-captioned Form 10-K, and the Definitive Proxy Statement, filed with the Commission by the Company on February 16, 2010 (File No. 001-14920).

Please be advised that we intend to submit our response to the Staff’s comments on or before April 30, 2010, which is five business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please telephone me at (410) 527-8194. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Gordon Stetz
Gordon Stetz
Executive Vice President and
Chief Financial Officer